Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this report (this “Report”) to “we,” “us” or the “Company” refer to SL Science Holding Limited, a Cayman Islands exempted company, and its consolidated subsidiaries. References to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and the notes thereto contained elsewhere in this Report and with the discussion and analysis of our financial condition and results of operations contained in our registration statement on Form F-1 for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 31, 2026. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Special Note Regarding Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including statements that relate to, among others, our plans, objectives and expectations for our business, strategy, operations, financial condition, results of operations, liquidity, certain ongoing transactions, regulatory approvals and clinical trials are forward-looking statements. When used in this Report, such statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “goal,” “hope,” “if,” “intend,” “likely,” “may,” “mission,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will” and similar expressions, although not all forward -looking statements contain such identifying words. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management. Although we believe that the expectations reflected in forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Report. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and circumstances or otherwise, after the date of this Report. You should, however, review the risks, factors and additional discussions related thereto in this Report and other filings we file from time to time with the SEC.

Overview

We specialize in developing innovative cellular and gene therapies. We began our business in 2023, and serves as a supplier of animal products to customers in Taiwan. Since June 2024, we have engaged in research and development in the biomedical industry, including with CD-19 Armed-T products and further extended this research and development to GDT cell therapy products for brain and pancreatic cancers in December 2024.

SL Bio Limited (“SL Bio”), our directly and wholly owned subsidiary, was established as the holding company with the intention to perform reorganization of X-Source Future Technology Co., Ltd., a company incorporated in Taiwan in July 2022 (the “Reorganization”). On November 4, 2024, X-Source Future Technology Co., Ltd. changed its name to SL Bio Co., Ltd. (“SL Bio Taiwan”). On May 6, 2022, SL Link Co., Ltd. (“SL Link”), a company incorporated in Taiwan, commenced the research and development of the Exosome business and then decided to exercise the business reorganization and spin-off such business into a separate legal entity, SL Bio Taiwan. SL Link has continued its operation in semiconductor equipment design and service; and research and development of biomedical products business and referred to as the “OldCo”. SL Bio, through SL Bio Taiwan, manages the research, development and sales of Exosome products (Exosome Business), which was historically operated by the OldCo and, not as a standalone entity prior to the completion of the Reorganization transactions completed on June 14, 2024.

SL Bio is primarily engaged in sales of plant extract products and milk-derived exosome products to the customers in Taiwan. Early in June 2024, SL Bio obtained patents, technology and global market authorization from CytoArm the research and development of Bi-Specific antibodies for use in producing armed immune cells technology for application in blood cancer therapy. This cooperation leads SL Bio to commence the cancer therapeutics technology that marks a significant expansion of SL Bio’s research and development capabilities. On March 9, 2023, SL Link entered into a global exclusive license agreement with CytoArm (the “CytoArm License Agreement”) to license the patent and know-how of CD-19 Armed-T products (the “CD-19 Armed-T Licensed Patent”). On June 20, 2024, the license was transferred to us from SL Link in accordance with the patent transfer agreement (the “Patent Transfer Agreement”). Upon entering into the Patent Transfer Agreement, SL Link transferred the CD-19 Armed-T Licensed Patent, including the cooperation rights with CytoArm and the results generated from the CD-19 Armed-T products, to SL Bio, for $949,771, which is equivalent to the cost that SL Link incurred for research and development prior to the transfer. SL Bio bears the research and development costs of the CD-19 Armed-T products thereafter. CytoArm consented to the transfer of the CD-19 Licensed Patent to SL Bio and agreed to continue cooperating with SL Bio for the research and development of the CD-19 Armed-T products. On November 20, 2024, CytoArm, SL Bio, and SL Link entered into a supplementary agreement to confirm the transfer of the CD-19 Armed-T Licensed Patent from SL Link to the Group and clarified the transfer of the rights, obligations, and financial arrangements between the parties. Under the CytoArm License Agreement and the supplementary agreement, SL Bio continues to hold a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products.

On December 27, 2024, SL Bio entered into two license agreements with JY BioMed for proprietary technology and technical data relating to GDT cells technology for pancreatic and brain cancer treatment in the global market. On April 8, 2025, SL Bio amended and restated its agreement with JY BioMed to, among other things, combine the two prior agreements into a single agreement, grant SL Bio exclusive licenses for pancreatic and brain cancer treatment, and adjust the total consideration.

The total consideration to JY BioMed under the amended and restated GDT Cells Licenses Agreement is $38 million and SL Bio is obligated to pay a royalty of 7% and 10% of the sales of the GDT cell therapy products for pancreatic and brain cancer treatment generated from JY BioMed Licenses, respectively. As of the date of this Report, $1 million of the total consideration was paid to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment with $37 million remaining subject to the satisfaction of certain specified conditions and milestones. SL Bio will bear the future research and development costs of GDT cell therapy products thereafter. The term of licensed period of the GDT Cells Licenses is 20 years after the GDT cell therapy products are launched, unless terminated if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by SL Bio, or an incurable material breach.

Outlook

Our vision is to be a leading provider of innovative and effective cellular therapies globally, transforming cancer treatment and regenerative medicine. The success of the Company will be dependent on an employee base that includes specialists with extensive medical and biological training. We will focus on product development, continuous improvement of its research and development capabilities with the partners, CytoArm and JY BioMed. We intend to accomplish this through new product development, acquisitions, licensing, the application of intellectual property unique to the medical industry, and through investing in research and development capabilities that enable us to compete globally. Further, we intend to continue increasing the market value of its intellectual property portfolio to support licensure of all its products globally.

Key Factors Affecting Our Performance

We believe that future success will be dependent on several key factors, including those discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to continue the growth of our business and improve our results of operations.

Proven Capabilities Across a Broad Spectrum of Solutions

We have an extensive suite of solutions ranging from human-derived immune cells products for brain and pancreatic cancers treatments to milk-derived exosome skin care and plant extract haircare product sales. We face competition from well-financed biopharma companies and is working to distinguish itself through advancements which distinguish its solutions from the competition.

Notable Strategic Partnerships, Offering Validation and Growth Potential

We are an exosome products supplier, as well as having licensing partnerships with CytoArm for CD-19 Armed-T products and JY BioMed to develop GDT cell therapy products for brain and pancreatic cancer treatments. The length of the existing licensing partnerships and the establishment of new licensing partnerships will have a direct impact on our future revenues.

Proprietary Technology Supported by Licensing Agreements and IP Portfolio

Multi-decade, exclusive licensing agreements and owned, patented technology provides us with competitive first-mover advantage in each of its clinical markets.

Large and Underserved Markets for Each Solution Showcase Untapped Growth Potential

Multi-billion-dollar global market sizes over the next decade provide significant growth potential for our solutions. Entering large and underserved markets requires significant increases in production capacity, business development expenses, IT expenses, marketing expenses, labor costs related to employee headcount, and back-office support.

Strong Leadership Team with Deep Expertise in Biotech and Finance

We have a founder-led management team with experience in new drug development, medical-grade health product development, and financial management and accounting. Expansion of the Company will lead to increased costs to hire skilled labor with the level of expertise required to execute our expansion plans. The labor pool for expertise of the caliber required to execute our business plan is limited and will likely require significant expenditures related to salary and wages to attract qualified talent to the business.

Production Capacity

We may be required to make significant capital expenditures to execute our business plan. These capital expenditures would be invested in further research and development, facilities, production equipment and other expenses to support increases in production. To the extent we outsource production, its cost of revenue may be higher versus in-house production but may be offset in whole or in part because capital expenditures will be reduced.

Customer Demand

Favorable industry dynamics for blood, pancreatic and brain cancer therapeutics market present us with numerous growth opportunities. According to a report published by Market Research Future in April 2025, the global blood cancer therapeutics market size in 2025 was estimated to $42.32 billion and is estimated to grow to $73.66 billion in 2034 with a CAGR of 6.35%. According to Fortune Business Insights, the global pancreatic cancer treatment market is currently valued at approximately $3.30 billion and is projected to reach $10.69 billion by 2032, reflecting a strong compound annual growth rate. In the U.S., the market alone is expected to grow to about $5.25 billion by 2032, highlighting the country’s significant role in driving demand and innovation in cancer care. Similarly, the global brain tumor treatment market, valued at around $2.07 billion in 2024, is anticipated to rise to $4.42 billion by 2032. The U.S. market for brain tumor therapies is projected to reach $1.47 billion by 2030, demonstrating parallel momentum and growing commercial potential.

Our licensors are positioned to address this growing demand given their modular and portable production design and anticipated return on invested capital.

Research and Development

CD-19 Armed-T therapy

On June 20, 2024, we entered into a licensed patent and know-how transfer agreement with SL Link (the “Patent Transfer Agreement”) to transfer the licensed patent and know-how of CD-19 Armed-T products (the “CD-19 Project”). The licensed patent is related to the research and development of Bi-Specific antibodies for use in producing armed immune cells technology for application in cancer and the relevant know-how (the “CD-19 Patent”). The CD-19 Patent is initially licensed by CytoArm Co., Ltd. (“CytoArm”), a privately-owned company incorporated in Taiwan which engaged in biomedical research business, to SL Link in March 2023. Mr. Wang indirectly owns approximately 12.5% of CytoArm through SL Link on date of transaction, June 30, 2026 and December 31, 2025. According to the Patent Transfer Agreement, SL Link transferred the cooperation rights with CytoArm and the results generated from the CD-19 Project to us for $949,771, which is equivalent to the amount that SL Link paid for the research and development of the CD-19 Project. We also agreed to bear the future research and development of the CD-19 Project. CytoArm agreed SL Link to transfer the CD-19 Patent to us and will not charge additional costs to us. On November 20, 2024, CytoArm, the Group and SL Link entered into a supplementary agreement to confirm the transfer of the CD-19 Project from SL Link to us and clarified the transfer of the rights, obligations and financial arrangements between the parties. Under the original license agreement with CytoArm and the supplementary agreement, we continues to hold a perpetual, irrevocable, royalty-bearing, exclusive license to manufacture, use, import, offer to sell, and sell the CD-19 Armed-T products.

The total consideration of the CD-19 Armed-T Licensed Patent is NTD142,000,000 including VAT (or $4,373,600). During the six months ended June 30, 2026 and 2025, we did not pay any research and development expenses to CytoArm. As of June 30, 2026 and December 31, 2025, $277,200 was paid to CytoArm in accordance with the agreements. We will pay the remaining consideration of NTD133,000,000 ($4,096,400) to CytoArm for further research and development of this technology and for the application to a variety blood cancer drugs and products when certain conditions and milestones are satisfied and completed by CytoArm.

We are also obligated to pay a royalty of 15% of the sales of the CD-19 Armed-T products generated from CD-19 Armed-T Licensed Patent to CytoArm on a quarterly basis, and patent application fees (if any), patent maintenance fees, and project development fees, as well as expenses, costs, taxes, and fees incurred during the term of the agreement. As of June 30, 2026 and December 31, 2025, there have been no patent application fees, patent maintenance fees, or project development fees payable or reimbursable by us under the CytoArm license agreement. As of June 30, 2026, we have not yet obtained FDA clearance or approval for any of the product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

Gamma Delta T cell culture technology on Pancreatic and Brain Cancer Treatment

On December 27, 2024, we entered into two global non-exclusive license agreements for Gamma Delta T Immune Cells (“GDT Cells”) with Ji Yan BioMedical Co., Ltd. (“JY BioMed”), a company registered in Taiwan, for “Human-Derived Immune Cell γδT Cell Pharmaceutical - Clinical-Grade Manufacturing Technology” and the related proprietary expertise and technical data, with the capability for clinical application development in pancreatic and brain cancers treatments (collectively referred as the “GDT Cells License Agreements”). On April 8, 2025, we amended and restated its agreement with JY BioMed to, among other things, combine the two prior agreements into a single agreement, grant us exclusive licenses for pancreatic and brain cancer treatment, and adjust the total consideration (the “A&R GDT Cells Licenses Agreement”). Dr. Shen Hsieh-Tsung, Ethan (“Mr. Shen”), our Chief Technical Officer (“CTO”), has served as JY BioMed’s Chief Executive Officer until August 1, 2025 and has served as the Chairman of JY BioMed since December 1, 2025, and holds approximately 76.0% and 76.0% equity stake on the date of transaction and December 31, 2025 and June 30, 2026, respectively.

According to the A&R GDT Cells Licenses Agreement, we are granted global exclusive right to use, implement, reproduce, and modify JY BioMed’s proprietary technology and technical data for the development, manufacturing, offering for sale, selling, and use of the products derived and developed from JY BioMed’s GDT Cells technology for pancreatic and brain cancer treatments (“GDT Cells Licenses”). The term of licensed period of the GDT Cells Licenses are 20 years after the GDT cell therapy products are launched, unless terminated by either party with thirty days’ written notice if there is a mutual recognition of significant delays or impossibility of completion, a material breach not corrected within thirty days, certain financial or organizational changes causing damage, delayed payments constituting a material breach, false reporting by SL Bio, or an unrectifiable material breach.

Upon the entering of the GDT Cells License Agreements in December 2024, we paid $1 million including VAT to JY BioMed for the initial research and development costs and material costs of the GDT cell therapy products for pancreatic and brain cancer treatment. We will also bear the future research and development costs of GDT cell therapy products thereafter. The total consideration of the A&R GDT Cells Licenses Agreement is $38 million including VAT and we are obligated to pay a royalty of 7% and 10% of the sales of the GDT cell therapy products for pancreatic and brain cancer treatment generated from GDT Cells Licenses, respectively.

During the six months period ended June 30, 2026 and 2025, we paid $nil and $448,571 to JY BioMed for research and development expenses for GDT Cell Licenses. As of June 30, 2026, $1 million including VAT was paid to JY BioMed in according to the A&R GDT Cells Licenses Agreement. We will pay the remaining consideration of $37 million to JY BioMed for as milestone payments for further research and development of this technology and for the application to a pancreatic and brain cancer drugs and products when certain conditions and milestones are satisfied and completed by JY BioMed.

On December 11, 2025 we entered into an agreement with HeXun Biosciences Co., Ltd (“HeXun”) for the preparation of IRB specimens and the drafting of quality documentation relating to GDT cell therapy products with total consideration of $825,000 {“IRB Agreement”}. During the six months ended June 30, 2026, the conditions and milestones are satisfied and completed by HeXun. Accordingly, we recognized $825,000 as research and development expenses for the six months ended June 30, 2026.

Upon the completion of IRB Agreement, on March 2, 2026, we entered into an agreement with HeXun with respect to the clinical trial batch and special approval batch manufacturing and application document for the GDT cell therapy product, we are obligated to pay a total consideration of $474,000 when certain conditions and milestones are satisfied and completed by HeXun. During the six months ended June 30, 2026, we had paid $213,300 under the agreement. The remaining $260,700 is contractually committed and will be payable in future upon the achievement of specified milestones set out in the agreement.

As of June 30, 2026, we have not yet obtained FDA clearance or approval for any of the GDT product candidates, nor has it completed Phase I, II, or III clinical trials, or submitted an IND application to FDA.

During the six months ended June 30, 2026 and 2025, we incurred $1,168,071 and $699,771, respectively, for the research and development expenses of the new product pipeline. As of June 30, 2026 and December 31, 2025, we have not capitalized any research and development expenses.

Costs of Revenue

Our profitability may be affected by our ability to effectively manage our purchase costs of the exosome products from the single supplier in Taiwan. If purchase prices increase, we will have to offset these higher costs either through price increases to our customers. Our ability to control our costs is also dependent on our ability to negotiate with our supplier for a better price and our ability to source the products from other reliable suppliers in a cost-efficient manner. In addition, we expect that an increase in our sales volume will enable us to lower our purchase costs through economies of scale. Our royalty costs will also increase the costs of revenue in accordance with the increased revenue generated from the sales of licensed products and rendering of licensed services in future.

Regulatory Landscape

The sale and purchase of our products are subject to extensive federal, state, local, and foreign government laws. We are also subject to the rules and regulations of the U.S. Federal Drug Administration and various state and international agencies that control the export, import, distribution, and sale of medical products which will be developed from the CD-19 and GDT technologies in future. Such regulations may adversely affect demand for our products by imposing limitations that increase the costs or limit the availability of our products.

Results of Operations

Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

The following table presents summarized financial information taken from our consolidated statements of operations for the six months ended June 30, 2026 compared with the six months ended June 30, 2025 (amounts in thousands):

	For the Six Months
	Ended June 30,
	2026	2025
Net revenue	$1,387	$1,129
Cost of revenue	(829)	(740)
Gross profit	558	389
General and administrative expenses	1,490	1,282
Research and development expenses	1,230	717
Total operating expenses	2,720	1,999
Loss from operations	(2,162)	(1,610)
Other income (expenses), net	(8)	(21)
Interest income	8	29
Total other income, net	—	8
Loss before income tax	(2,162)	(1,602)
Income tax	—	—
Net loss	$(2,162)	$(1,602)

Net Revenue

Revenue for the six months ended June 30, 2026 (unaudited) consists of the following:

	Corporate	Retail
	Customers	Customers	Total
Exosome concentrate	$1,386,608	$—	$1,386,608
Total	$1,386,608	$—	$1,386,608

Revenue for the six months ended June 30, 2025 (unaudited) consists of the following:

	Corporate	Retail
	Customers	Customers	Total
Exosome concentrate	$1,023,295	$69,780	$1,093,075
Skin care products	1,160	9,046	10,206
Hair care products	3,349	22,608	25,957
Total	$1,027,804	$101,434	$1,129,238

Net revenue increased by $257,370 or 22.8% from $1,129,238 for the six months ended June 30, 2025 to $1,386,608 for the six months ended June 30, 2026. The increase was primarily attributable to the continued ramp-up of SL Bio Taiwan’s wholesale distribution model following the business transformation initiated in the third quarter of 2024. Under this transformation, we shifted from direct sales of exosome concentrate products to individual end-users and corporate customers to wholesale sales to corporate distributors in Taiwan. During the initial transition period in 2025, net revenue was temporarily depressed as the Company restructured its commercial operations and onboarded distributor partners. During the six months ended June 30, 2026, established distributor relationships and larger, more predictable business to business order volumes drove higher shipment levels, which more than offset the lower per-unit pricing associated with wholesale transactions and resulted in the observed year-over-year revenue growth.

Cost of Revenue

With higher sales volume, the cost of revenue increased by $88,952 or 12.0% from $740,172 for the six months ended June 30, 2025 to $829,124 for the six months ended June 30, 2026. Our cost of revenue consists primarily of purchase costs on products for resales. Despite the increase in absolute costs, our gross profit margin improved from 34.5% for the six months ended June 30, 2025 to 40.2% for the six months ended June 30, 2026. This improvement in gross margin was mainly driven by the reduction in purchase costs compared with last period due to establishment of stable relationships with suppliers from 2026, which enabled it to obtain favorable procurement terms.

Gross Profit

In accordance with U.S. GAAP, we utilize the lower of cost or net realizable value for determining its inventory value.

We believe that, as we continue to grow net revenue through new markets and expanded distribution, our gross profit will also increase. We plan to accomplish this through the following:

●	improving the product sources;
●	increasing and diversifying our customer base and exploring new distribution channels;
●	introducing new product lines that carry higher margins;
●	establishing additional licensing agreements;
●	reducing purchase costs through greater purchasing power and scalability;
●	expanding strategic relationships with component providers;

Operating Expenses

Total operating expenses increased by $720,853 or 36.1%, from $1,998,808 for the six months ended June 30, 2025 compared to $2,719,661 for the six months ended June 30, 2026. The increase was mainly caused by $207,877 or 16.2% increase in general and administrative expenses, primarily due to the increase in office salaries by $87,112 or, 13.6%, as we expanded the senior management team in early 2025 and professional service fee by $132,131 or, 33.2% incurred during the listing process.

On the other hand, we incurred $1,229,998 of research and development expenses of CD-19 Armed-T products and GDT cell therapy products during the six months ended June 30, 2026 which was increased by $512,976 or, 71.5%, from $717,022 for the six months ended June 30, 2025. The increase was mainly due to the increase in salaries for research and development staff and milestone payment based on the progress of the research and development.

Interest and Other Income (Expenses), Net

For the six months ended June 30, 2026, interest and other income (expenses), net decreased by $7,677 or 100.4% to $28 compared to the six months ended June 30, 2025 due primarily to the decrease in interest income by $21,486 and increase in exchange gain by $13,809 for the period.

Net Loss

For the six months ended June 30, 2026, we had net loss of $2,162,205 compared to a net loss of $1,602,089 for the six months ended June 30, 2025.

Liquidity and Capital Resources

We have operated primarily as a development stage company since its formation. We recognized a net loss of $$2,162,205 for the six months ended June 30, 2026, net loss of $1,602,089 for the six months ended June 30, 2025 and an accumulated deficit of $7,646,583 as of June 30, 2026.

We have historically funded operations through private equity offerings and related party debt.

Pursuant to the Merger Agreement, we are required to use our reasonable best efforts to raise not less than $5.0 million of additional capital in one or more financings.

We believe that these financing activities will allow us to meet both its operating and debt obligations over the next year. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect. We also recognize that there can be no assurance that our forecast plan will be met. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in the Form F-1, in the sections titled “Risk Factors”, which is incorporated herein by reference.

We may need to raise additional funds to finance our operations through further equity or equity-linked offerings or debt financing arrangements. If we raise additional funds by issuing equity or equity-linked securities, the ownership of our existing shareholders will be diluted. If we raise additional financing by the incurrence of indebtedness, we will be subject to increased fixed payment obligations and could also be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. See the section entitled “Risk Factors — Risks Related to SL Bio — SL Bio will need additional funding in order to implement its business plan.” as set forth in the Form F-1, which is incorporated herein by reference, We recognize that there is no assurance that any such additional financing will be obtained or that the terms of such arrangements will be reasonable. If we are unable to obtain additional funds, we would also take other measures to reduce expenses to offset any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents included cash on hand placed with banks or other financial institutions, which are unrestricted as to withdrawal and use and with an original maturity of three months or less. As of June 30, 2026, our cash was approximately $8.3 million compared to $1.3 million as of December 31, 2025. This increase was primarily due to the net cash generated from financing activities of approximately $9.0 million, net off with the net cash used in operating activities of approximately $2.1 million.

Cash Flows

The following table summarizes the Group’s cash flows for the six months ended June 30, 2026 and 2025 indicated (in thousands):

	Six months ended
	June 30,
	2026	2025
Net cash used in operating activities	$(2,091)	$(134)
Net cash used in investing activities	—	(318)
Net cash provided by (used in) financing activities	9,151	(614)

Cash Flows Used in Operating Activities

Net cash used in operating activities for the six months ended June 30, 2026 was $2,091,682, primarily related to the net loss for the six months ended of $2,162,205, and increase in inventory of $73,267, decrease in prepayment and other current assets of $175,773 and decrease in accrued expenses and other liabilities of $117,022.

Net cash used in operating activities for the six months ended June 30, 2025 was $134,157, primarily related to the net loss for the six-months period ended of $1,602,089, offset by a decrease in inventories of $650,498 and an increase in amount due to an affiliate of $444,477.

Cash Flows Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was Nil.

Net cash used in investing activities for the six months ended June 30, 2025 was $317,676, primarily driven by the acquisition of plant and equipment.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2026 was $9,151,301 mainly consisting of proceeds from Director, proceeds from PIPE units and proceeds from reverse recapitalization offset by the payment of deferred offering cost related to reverse recapitalization.

Net cash used in financing activities for the six months ended June 30, 2025 was $614,373, consisting of payment of deferred offering costs related to reverse recapitalization.

Commitments and Contingencies

Our commitments include our operating lease liabilities.

The following table summarize our contractual obligations and other commitments for cash expenditures as of June 30, 2026 and the years in which these obligations are due as follows (in thousands):

	Payments Due In
	Less than	1 – 2	2 – 3	3 – 4	4 – 5
	1 year	years	years	years	years	Thereafter	Total
Operating lease liabilities(a)	$137	—	—	—	—	—	137
Total commitments	$137	—	—	—	—	—	137

(a)	During the six months ended June 30, 2026, we had an operating lease agreement with a third party lessor that commenced on January 1, 2025. The term of the operating lease agreement runs through May 2027. Under the operating lease, we pay monthly rent of NTD417,053 ($13,179) through May 2025 and thereafter the monthly rent will increase to NTD429,145 ($13,561).

Except for the commitment disclosed under “Research and development” section and the commitment of operating lease above, as of June 30, 2026 and December 31, 2025, we did not have any material commitments contracted for but did not disclose.

Subsequent Event

We approved a share incentive plan (the “2026 Share Incentive Plan”) on September 24, 2026 (the “Effective Date”), under which certain securities of the Company (the “Awarded Shares”) may be awarded to directors, employees and consultants of the Company or its subsidiaries (the “Eligible Participant(s)”) pursuant to the terms of the 2026 Share Incentive Plan. The purpose of the 2026 Share Incentive Plan is to recognize and reward the contribution of the Eligible Participants to the growth and development of the Group and to give incentives to them in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group. Subject to any early termination as may be determined by the Board pursuant to the rules, the 2026 Share Incentive Plan shall be valid and effective for a term of 10 years commencing from the Effective Date. The maximum number of the Awarded Shares shall not exceed 85,000,000 ordinary shares of the Company (“Share Limit”), representing 15.15% of the issued share capital of the Company as at the date of the Effective Date.

Subject to the authorized share capital as provided in the memorandum of association and articles of association of the Company then in effect, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the 2026 Share Incentive Plan commencing on January 1, 2027 (each, an “Evergreen Date”), by an amount equal to three percent (3%) of the total number of outstanding ordinary shares of the Company on the end of the calendar year immediately preceding the applicable Evergreen Date

Details of the 2026 Share Incentive Plan have been set out in the Company’s Form S-8 filed with the SEC on October 9, 2026. No Awarded Shares had been awarded to any Eligible Participant up to the date of the consolidated financial statement.

In addition, on May 14, 2026 and May 21, 2026, SL Bio has entered into a non-interest bearing loan agreements with the Mr. Wang, under which a total aggregate loan amount of $1,600,000 was provided to SL Bio. In July 2026, the loan amount of $1,600,000 was repaid to Mr. Wang.

Other than the above, as of June 30, 2026 and December 31, 2025, we did not engage in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued and Adopted Accounting Standards

See Note 2 to our unaudited interim consolidated financial statements, included elsewhere in this report, for a full description of recent accounting pronouncements, including the actual and expected dates of adoption and estimate effects on our consolidated results of operations and financial condition.

Significant Accounting Policies

Inventories

Inventories are stated at the lower of cost and net realizable value, with cost determined by the weighted average method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Write-down of potentially obsolete or slow-moving inventories is recorded as cost of revenue based on management’s assumptions about future demand and market conditions. No write-downs were recorded for inventories during the six months ended June 30, 2026 and 2025.

Impairment of Long-Lived Assets

In accordance with the ASC 360-10, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as plant and equipment, operating lease right-of-use assets and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, or it is reasonably possible that these assets could become impaired as a result of technological or other industrial changes. The determination of recoverability of assets to be held and used is made by comparing the carrying amount of an asset to future undiscounted cash flows to be generated by the assets.

If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. There is no impairment of long-lived assets recorded for the six months ended June 30, 2026 and 2025.

Revenue Recognition

The Group recognizes revenue when its customer obtains control of promised goods or receives services provided in an amount that reflects the consideration which the Group expects to receive in exchange for those goods and services. To determine revenue recognition for the arrangements that the Group determines are within the scope of ASC 606, Revenue from Contracts with Customers, the Group performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with customers is derived from product revenue principally from the sales of products directly to its customers and presents revenue net of VAT.

Research and development

Research and development costs are expensed as incurred in accordance with ASC 730, Research and Development. The Group incurs research and development costs in the pursuit of new products and improving the formulation of existing products. Examples of research costs include staff costs, costs for laboratory research, studies, surveys, and other activities aimed at acquiring new knowledge. The recent details of the research and development costs are disclosed under “Research and development” section.

Reverse Recapitalization

Since the owners and management of SL Science possessed voting and operating control of the combined company after the share exchange, the transaction constituted a reverse acquisition for accounting purposes, as contemplated by FASB ASC 805-40 and corresponding ASC 805-10-55-10, 12 & 13. Under this accounting, the entity that issues shares (HSPT – the legal acquirer) is identified as the acquiree for accounting purposes. The entity whose shares are acquired (SL Science) is the accounting acquirer.

In addition, HSPT was characterized as a non-operating public shell company, pursuant to SEC reporting rules. The SEC staff considers a reverse-acquisition with a public shell to be a capital transaction, in substance, rather than a business combination. The transaction is effectively a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that the transaction was consummated at book value and no goodwill or intangible assets were recognized.

For SEC reporting purposes, SL Science is treated as the continuing reporting entity that acquired HSPT (the historic shell registrant). Therefore, all financial statements filed subsequent to the transaction reflect the historical financial condition, results of operations and cash flows of Reach, for all periods presented.